

July 22, 2014

Via E-mail
Daniel G. Teper
Chief Executive Officer
Immune Pharmaceuticals Inc.
708 Third Avenue, Suite 210
New York, NY 10017

      Re: Immune Pharmaceuticals Inc.
                Preliminary Proxy Statement on Schedule 14A
                Filed July 11, 2014
                File No. 000-51290

Dear Dr. Teper:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Jeffrey P. Riedler

                      Jeffrey P. Riedler
                      Assistant Director